March 31, 2006

United States Securities and
Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:   Michael Moran, Branch Chief

Re:      Cintas Corporation
           Form 10-K for Fiscal Year Ended May 31, 2005
           Filed August 15, 2005
           File No. 0-11399

Ladies and Gentlemen:

This letter sets forth below the detailed responses of Cintas Corporation (the “Company”) to the comments of the Staff of the Commission in its letter to the Company dated February 21, 2006, with respect to the above referenced Form 10-K filing of the Company. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR.

FORM 10-K FOR THE YEAR ENDED MAY 31, 2005

Consolidated Statements of Income, page 26

Comment #1

Please advise or revise to state separately revenue from services and sales from products as well as the related costs. See Rule 5-03(b) of regulation S-X.

Response

We segregate our revenue into two categories: Rentals and Other Services. Our Rentals revenue consists primarily of service revenue generated through the rental of uniform, mats and other products. While there are some direct sale of products within this revenue category (for example, the direct sale of certain restroom supplies), these sales represent less than 10 percent of this category’s total. As noted in Regulation S-X Rule 5-03(b), “If income is derived from more than one of the subcaptions under §210.5-03.1, each class (of income) which is not more than 10 percent of the sum of the items may be combined with another class.” We believe these direct sales are more appropriately contained within the Rentals category due to these products typically being delivered in conjunction with our other Rentals services. All of our Rentals services and products, including the direct sale products, are route delivered to the same or similar customers on a regularly scheduled basis, usually weekly.

Our Other Services revenue consists primarily of the direct sale of uniforms, first aid supplies, safety supplies and other products.

Notes to Consolidated Financial Statements, page 30
3. Property and Equipment, page 34

Comment #2

Please tell us the amount of capitalized interest expense in each of the last three annual fiscal periods, if any. Tell us how you determined the amount of interest cost to be capitalized including the capitalization period, the average amount of expenditures and the capitalization rate. In future filings please include your accounting policy for interest cost capitalization and the disclosure required by paragraph 21.b. of SFAS No. 34.

Response

We provided the amount of capitalized interest expense in each of the last three annual fiscal periods in footnote 5 titled Long-Term Debt. Interest expense is net of capitalized interest of $749,000, $521,000 and $186,000 for the years ended May 31, 2005, 2004 and 2003, respectively. In the future, we will include these amounts in our Property and Equipment footnote as well.

When capitalizing interest, the capitalization period begins when expenditures for the new project have been made, actual construction is in progress and interest costs are being incurred. Interest capitalization does not begin when land and/or a building is purchased, but rather when activities are undertaken to make the asset ready for it intended use. Once the new building project is complete and ready to be occupied, interest is no longer capitalized.

The amount of interest cost to be capitalized is determined by multiplying the applicable interest rate by the amount of building expenditures incurred to date. If funds are specifically borrowed for a new building project, the rate of interest on the borrowed funds is applied to the current construction in progress balance. This rate is used on all disbursements up to the amount of the specified borrowing. The year-to-date weighted average cost of debt is applied to any cash disbursements made in excess of the specific borrowing amount and in cases when funds are not specifically borrowed for a new building project. Currently, the weighted average cost of debt we are capitalizing is 5.3%. Our total capital expenditures for the fiscal years ending May 31, 2005, 2004 and 2003 were $140,727,000, $112,888,000, and $115,019,000, respectively.

Due to the capitalized interest amounts being immaterial to the financial statements of the Company for each of the previous three fiscal years, we excluded our accounting policy for interest cost capitalization in our Form 10-K for 2005. Should these amounts become material, we will include this explanation in future filings.

11. Stock Based Compensation, page 38

Comment #3

You are required to disclose the particular terms for modifications of outstanding awards, especially when vesting out-of-the-money options are accelerated in anticipation of adopting SFAS No. 123(R). Please disclose the specific facts and circumstances surrounding the recent accelerated vesting of certain employee stock options. Include if the recipients are employees or executive officers, the number of options affected, the original exercise price, the primary purpose of the modification, the quantified impact on pre-tax, non-cash compensation expense in the future periods. See paragraph 47.f. of SFAS No. 123 and Section K of SAB 107. In your response, please show us what your revised disclosure will look like.

Response

We accelerated vesting on certain out-of-the-money options during our 2005 fiscal year. The Cintas stock option program is a program designed for the long-term retention of key employees. While this group includes executive officers, the majority of options issued during any year are to non-executive officers. This program provides for 10 year options with vesting occurring at 20 percent per year in years six through ten. The majority of our grants occur once per year.

Given that the price of Cintas stock has remained relatively flat over the prior five years, we reviewed our option program and noted that certain awards which have been outstanding for a few years have shown no benefit to the employees and are therefore not providing us any retention value. By early vesting these options, we believe we have provided these employees some benefit – that is, ability to exercise the affected options earlier (if they do become in-the-money). Additionally, when we adopt FAS 123(R) we will not recognize expense associated with these options that were issued a few years ago but which continue to have no economic value.

We accelerated the vesting of all outstanding options for all employees who continued to hold options as of the acceleration from our grants at the beginning of our fiscal years 2000, 2001, 2002 and 2003. Specifically, we accelerated the following options: approximately 350,000 options from the 2000 plan year which had an original exercise price of $41.958, 390,000 options from the 2001 plan year which had an exercise price of $42.672, 760,000 options from the 2002 plan year which had an exercise price of $47.35, and 680,000 options from the 2003 plan year which had an exercise price of $41.65. Through the early vesting of these options, we will reduce our expense approximately $3.5 million for the first year of adoption of FAS 123(R).

Our revised future disclosure, which will be included beginning with our Fiscal 2006 Third Quarter 10-Q, will read “During fiscal 2005, the Compensation Committee of the Board of Directors approved a resolution to accelerate the vesting for certain “out-of-the-money” options. The options which were accelerated were provided to employees during fiscal 2000, 2001, 2002 and 2003. The Compensation Committee approved this acceleration in order to provide these employees the increased benefit of exercising these options when they become in-the-money and to avoid recognizing future compensation expense related to outstanding options under SFAS No. 123(R). After amendment of all underlying option agreements, compensation expense to be recognized in the statement of income during the first year of adoption of SFAS No. 123(R) was reduced by approximately $3,500,000.”

13. Segment Information, page 41

Comment #4

We note that your website lists 9 noticeably unique products and services. Tell us in more detail how you determined that aggregation into two reportable segments was appropriate in accordance with paragraph 17 of SFAS No. 131. Please focus your response on the similarities of the economic characteristics of the aggregated businesses. In that regard, please provide us quantitative support of your assertions such as historical sales, margin and operating profit figures. We will presume that both the methods of distribution and the nature of the regulatory environment are similar. Also, please tell us how you have satisfied the disclosure requirements of paragraph 38 of the Statement.

Response

Our website does present nine unique products which we provide to our customers but we believe that the underlying businesses only represent two reportable segments: Rentals and Other Services. Our website is primarily used for marketing purposes and is designed to provide our customers and potential customers with a sense of the products and services that we provide to improve their corporate image or branding as well as improve safety in the workplace. The underlying businesses, however, represent two segments: a contractual rental service business and a direct sale business.

Paragraph 17 of SFAS 131 indicates that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics, including the nature of the products and services, the nature of the production processes, the type or class of customer for their products or services, the methods used to distribute their products or provide their services and, if applicable, the nature of the regulatory environment. The products and/or services offered within each of our segments share these similar economic characteristics. Our Rentals and Other Services segments are distinguished by Rental being a contractual, regular recurring rental business with a significant service component and Other Services being a direct sale and distribution business.

Our Rentals segment is predominantly the rental of uniforms, mats, mops, towels, cleanroom garments and flame resistant clothing to our customers. In addition to these rental items, we also provide our restroom and hygiene services within this segment, as the management, distribution and customer base for these items are essentially the same as for our other Rentals services. These services are provided to our Rentals segment customers on a contractual basis, with a typical term of 36 to 60 months. In addition, the majority of these services are provided to our customers weekly through a route distribution network.

Because the servicing of this customer segment is so intertwined, we do not segregate out gross margin by individual product. For example, our route drivers will typically deliver uniforms, mats, shop towels and restroom supply products all on one delivery to the same customer. The customer is then invoiced for these services on a single weekly invoice. It would be very difficult, if not impossible, to accurately segregate the labor, production, fuel, truck depreciation and other service costs related to the servicing of the individual products. Approximately two-thirds of our Cost of Rentals represents production and delivery costs.

Our Other Services segment consists primarily of the direct sale of uniforms and related items, first aid products, fire protection products, safety products, and branded promotional products. While the individual products are different, the underlying business in each area is essentially the same: a direct sale business with comparable margins. Additionally, unlike our Rentals segment customers, there are few service agreements with these customers. Products are sourced, warehoused and then distributed to customers. Little to no additional processing is required once the sale has occurred. The gross margin for each of these product offerings is very comparable, with the offerings’ gross margins operating within a 5 percent margin spread for each of the past three fiscal years.

In addition to the direct sale of these products, our document shredding and storage business is included in this segment. This is a non-contractual service business that does not fit perfectly into either segment. Document shredding and storage revenue is not material to the company (approximately 1% of total revenues in fiscal 2005) and therefore separate segment reporting is not required. Due to the non-contractual nature and the absence of any rental product, we have included this business in Other Services.

Paragraph 38 of SFAS 131 requires geographic information regarding domestic and foreign revenues and long-lived assets (other than financial instruments, deferred taxes and certain other assets) when such amounts are material. These amounts are not material to Cintas as foreign revenues and long-lived assets each account for less than 10 percent of total revenues and total long-lived assets, respectively.

We do not believe any of the information provided above has a material impact on our Form 10-K filed for the period ended May 31, 2005. Therefore, we propose that we provide required disclosures in future filings, where noted. Please let us know if that is acceptable. Also, if the Staff of the Commission have any questions or comments concerning the above responses or desires any additional supplemental information, please contact me by phone at 513-573-4211, by fax at 513-573-4030, or by e-mail at galeb@cintas.com.

Sincerely,

William C. Gale
Chief Financial Officer

cc:   Scott D. Farmer
       Chief Executive Officer